UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CALEDONIA MINING CORPORATION PLC

(Exact name of registrant as specified in its charter)

Jersey, Channel Islands	001-38164	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

B006 Millais House Castle Quay St Helier Jersey	JE2 3EF
(Address of principal executive offices)	(Zip Code)

Mark Learmonth

44 1534 679800

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments of Resource Extraction Issuers

The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Resource Extraction Payment Report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

CALEDONIA MINING CORPORATION PLC

By:	/s/ Mark Learmonth	September 29, 2025
	Mark Learmonth	(Date)
Chief Executive Officer